Höganäs

RECEIVED

2007 JUL 30 A 11:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07025578

Date/Datum 17 July, 2007

Our ref./Unser Zeichen /ch

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

SUPPL

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

PROCESSED
AUG 01 2007
THOMSON FINANCIAL

Yours sincerely,
HÖGANÄS AB (publ)

Christel Hübinette

7/31

Encl. Interim Report January – June 2007

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon +46 42 33 80 00

Telefax +46 42 33 83 60

Telex 72368 HBADMS

HÖGANÄS AB (publ) corporate ID no. 556005-0121

INTERIM REPORT, JANUARY - JUNE 2007

Highlights

MSEK	Q2		Q1-2	
Net sales	1 518	+16%	2 931	+12%
Operating income	175	+24%	363	+19%
Operating margin, %	11.5	(10.7)	12.4	(11.6)
Income before tax	160	+50%	332	+29%
Income after tax	119	+53%	245	+30%
Earnings per share before and after dilution, SEK	3.42	(2.24)	7.04	(5.41)
Equity/assets ratio, %			47.6	(47.4)

- Sustained robust volume growth. Volumes grew by 5%, which is better than the market.
- Höganäs' North American sales volumes continued to expand in the period despite negative market progress.
- Operating income adjusted for one-off items and earnings from currency forward contracts was MSEK 341, a 15% increase year on year.
- Cash flow from operating activities was MSEK 88, and adversely affected by higher metal prices, particularly nickel.

GROUP

NET SALES AND EARNINGS

First half-year 2007

Net sales were MSEK 2 931 in the first half-year, a 12% increase. The higher turnover is due to larger volumes, price increases and change in product mix. Currency effects resulting from a stronger Swedish krona also exerted a 6% negative effect on turnover.

Volumes expanded by 5% year on year. Höganäs' volume growth was positive on all markets apart from Japan. Volumes in Japan were somewhat weaker than the previous year due to customers' operations being relocated from the country, and reduced volumes within the low value product Hot Bags. Metal powder sales to the Japanese Components segment were consistent with the previous year.

In North America, Höganäs' sales volumes increased despite car sales and car production declining year on year. The European market made positive progress.

Operating income was MSEK 363 (305) in the first half-year. Excluding the aforementioned one-off items and earnings from currency forward contracts, income was MSEK 341 (297), a 15% increase.

Increased turnover affected income positively. Prices of scrap, nickel, copper and molybdenum increased robustly in the first half-year.

Other operating income and operating expenses were MSEK 22 (7) and include earnings from currency forward contracts of MSEK 19 (28) and one-off items. The one-off items comprised sales of emission rights of MSEK 3. In the previous year, one-off costs mainly comprised tax expenses in Brazil of MSEK 41 and MSEK 19 earnings from the sale of emission rights.

Disregarding currency forward contracts, the Swedish krona has reduced operating income by MSEK 27 in 2007.

Income before tax was MSEK 332 (257). Provisioning in the previous year in Brazil reduced net interest income/expenses by MSEK 21.

Income after tax in the quarter was MSEK 245 (188) or SEK 7.04 (5.41) per share. The effective tax rate was 26.2% (26.8).

Second quarter 2007

Second-quarter turnover was up 16% year on year, the increase due to expanded volumes, higher pricing and metal price surcharges. Sales volumes were healthy in the period, consistent with the first quarter, and 2% above the corresponding period of the previous year. The second quarter 2006 was that year's strongest quarter.

Currency effects due to a stronger Swedish krona exerted a marginal effect on turnover in the second quarter.

Operating income was MSEK 175 (141). The provisioning in the previous year for expenses in Brazil was effected in the second quarter, and accordingly, reduced income in this period entirely. Earnings from currency forward contracts in the quarter were MSEK 2. Trading income excluding one-off items and earnings from forward contracts was MSEK 172 (147).

Income before tax was MSEK 160 (107).

BUSINESS AREAS

Höganäs has two business areas: Components and Consumables. Components encompasses all powder where value is added to create components. Consumables covers those powders used in processes such as preparing metals, as supplements to chemical processes, surface coatings and food additives.

Components

The net sales of the Components business area were MSEK 2 139 (1 880), a 14% increase year on year.
Volumes grew by 6% in the first half-year. Progress was positive, particularly in Europe, North and South America, while Japan, China and Southeast Asia were consistent with the previous year.

Operating income was MSEK 193 (186). Operating income was adversely affected by metal price performance. The operating margin for the first half-year was 9.0% (9.9).

Consumables

For Consumables, net sales were MSEK 792 (744), a year on year increase of 6%.

In the first half-year, volumes increased 3% year on year. Progress remained positive, particularly in China, South Korea and South America.

Operating income was MSEK 151, against income of MSEK 91 for the first half-year 2006. Operating income benefited from metal price performance. The first half-year operating margin was 19.1% (12.2).

PROFITABILITY

Return on capital employed was 16.9% (12.0) and return on equity was 17.8% (11.7). Returns are calculated on the most recent 12-month period.

FINANCIAL POSITION AND CASH FLOW

The equity/assets ratio was 47.6% at the end of the period, against 51.5% at year-end 2006. Shareholders' equity per share was SEK 76.40, against SEK 75.40 at the beginning of the financial year. Dividends of SEK 6.25 per share were paid in the period.

Consolidated financial net debt was MSEK 1 209 at the end of the period, up MSEK 200 since the previous year-end. Net financial income and expenses were MSEK -31 (-48), of which provisioning for tax in Brazil in the previous year reduced net financial income and expenses by MSEK 21.

Cash flow from operating activities was MSEK 88 (471). Working capital increased by MSEK 305. Cash flow was adversely affected in the period by increased accounts receivable, higher inventories resulting from increased metal prices and higher sales. Investments in fixed assets were MSEK 78 (105). Financing activities increased cash flow by MSEK 27 (-312) due to dividends paid of MSEK -217 and a MSEK 244 net change in borrowings.

SIGNIFICANT RISKS AND UNCERTAINTY FACTORS

The group's and parent company's significant risk and uncertainty factors include business risks in the form of high exposure to the automotive industry. Financial risks, primarily currency risks and metal price risks are additional. No other significant risks are considered to have arisen in addition to those reviewed in Höganäs' Annual Report 2006, with Note 30 offering a detailed review of the group's and parent company's risk exposure and risk management.

HUMAN RESOURCES

Höganäs had 1 580 employees at the end of the period, against 1 557 as of 1 January.

OUTLOOK 2007

Höganäs expects positive progress on the Asian and South American powder markets to continue. Weaker progress in North America is also expected to persist. Höganäs sees positive prospects for progress in Europe. The trend towards smaller and more fuel-efficient vehicles in North America will continue to hamper the growth of press powder. Metal prices are expected to remain volatile in 2007. With these market conditions, Höganäs expects to achieve sustained positive volume growth.

PARENT COMPANY

NET SALES AND EARNINGS

Parent company net sales were MSEK 1 710 (1 450), an 18% increase. Sales to group companies were MSEK 751 (622).

Turnover in the second quarter was MSEK 893, up 21% year on year. The higher turnover is due to larger volumes, price increases and change in product mix.

Operating income was MSEK 144 (226) in the first half-year. Excluding one-off items and earnings from currency forward contracts, income was MSEK 122 (179). Parent company income was reduced by volatile metal prices and exchange rate variations, mainly of the USD and JPY.

FINANCIAL POSITION

Investments in tangible fixed assets were MSEK 52 (63). Parent company liquid funds were MSEK 58 at the end of the period, against MSEK 42 as of 1 January.

SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

The parent company exerts a controlling influence over its subsidiaries. The supply of services and products between group companies is subject to business terms, and at market prices. There were MSEK 751 (622) of sales to related parties, while purchases of goods from related parties were MSEK 76 (19).

Outstanding receivables from related parties are MSEK 1 531 (1 564), and liabilities to related parties were MSEK 336 (177). The parent company has guarantees of MSEK 101 (101) in favour of subsidiaries. MSEK 10 (14) of dividends were received from subsidiaries.

This Interim Report offers a true and accurate view of the parent company's and group's operations, position and profits, and states the significant risks and uncertainty factors facing the parent company and those companies that are part of the group.

Höganäs, Sweden, 17 July 2007

Alrik Danielson
CEO and President

Per Molin
Chairman of the board

Tony Petersson
Board member

Karl-Henry Boo
Board member

Urban Jansson
Board member

Jenny Lindén Urnes
Board member

Oystein Krogen
Board member

Bernt Magnusson
Board member

Bengt Kjell
Board member

Hans-Olov Olsson
Board member

Agnete Raaschou-Nielsen
Board member

This Interim Report has not been reviewed by the company's auditors.

ACCOUNTING PRINCIPLES

This Report has been prepared pursuant to IFRS (International Financial Reporting Standards) as endorsed by the EU Commission for adoption in the EU. The Interim Report has been prepared pursuant to IAS 34, Interim Financial Reporting, which is consistent with the stipulations of RR 31, Interim Reporting for Groups (issued by Redovisningsrådet, the Swedish Financial Accounting Standards Council). The accounting principles applied are unchanged compared to the previous year. For a review of the group's accounting principles and definitions of certain terms, the reader is referred to the accounting principles section of the Annual Report for 2006.

FINANCIAL INFORMATION

Höganäs intends to publish the following financial information:

- Third-quarter Interim Report 2007, 23 October
- Year-end Report for 2007, 8 February 2008
- First-quarter Interim Report for 2008, 16 April 2008
- The AGM will be held on 21 April 2008

Höganäs AB (publ), SE-263 83 Höganäs, Sweden
tel +46 (0)42 33 80 00 fax +46 (0)42 33 83 60
www.hoganas.com

This is information that Höganäs AB (publ) shall make public according to the Swedish Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 09.00 on 17 July, 2007.

CONSOLIDATED INCOME STATEMENT

MSEK	Q 2 2007	Q 2 2006	Q 1-2 2007	Q 1-2 2006	Latest 12 months	Year 2006
Net sales	1 518	1 314	2 931	2 624	5 430	5 123
Cost of goods sold	-1 195	-1 020	-2 307	-2 065	-4 327	-4 085
Gross profit	**323**	**294**	**624**	**559**	**1 103**	**1 038**
Selling expenses	- 55	- 53	- 108	- 100	-196	- 188
Administrative expenses	- 58	- 53	- 113	- 102	-218	- 207
Research and development costs	- 31	- 29	- 62	- 59	-119	- 116
Other operating income	0	41	30	71	95	136
Other operating expenses	- 4	- 59	- 8	- 64	-5	- 61
Operating income	**175**	**141**	**363**	**305**	**660**	**602**
Operating margin, %	11,5	10,7	12,4	11,6	12,2	11,8
Financial income	9	10	14	14	29	29
Financial expenses	- 24	- 44	- 45	- 62	-89	- 106
Income after financial items	**160**	**107**	**332**	**257**	**600**	**525**
Tax	- 41	- 29	- 87	- 69	-141	- 123
Net income	**119**	**78**	**245**	**188**	**459**	**402**
Attributable to:						
Parent company shareholders	119	78	245	188	458	401
Minority interests	0	0	0	0	1	1
	119	**78**	**245**	**188**	**459**	**402**
Depreciation and amortisation for the period	**- 69**	**- 71**	**-140**	**-139**	**-279**	**-278**
Earnings per share before and after dilution, SEK	3,42	2,24	7,04	5,41	13,17	11,54
Average number of shares ('000)	34 798	34 798	34 798	34 798	34 798	34 798
Number of shares at end of period ('000)	34 798	34 798	34 798	34 798	34 798	34 798
Number of treasury shares ('000)	298	301	301	301	301	301

CONSOLIDATED BALANCE SHEET, SUMMARY

MSEK	30 June 2007	30 June 2006	31 Dec 2006
Intangible fixed assets	184	243	221
Tangible fixed assets	2 431	2 499	2 422
Financial fixed assets	95	130	141
Inventories	1 451	1 129	1 241
Current receivables	1 277	1 073	972
Liquid funds/assets	151	197	102
Total assets	**5 589**	**5 271**	**5 099**
Shareholders' equity	2 658	2 497	2 625
Interest-bearing liabilities and provisions	1 360	1 311	1 111
Non-interest-bearing liabilities and provisions	1 571	1 463	1 363
Total shareholders' equity and liabilities	**5 589**	**5 271**	**5 099**

CHANGES IN SHAREHOLDERS' EQUITY, SUMMARY

MSEK	Q 1-2 2007	Q 1-2 2006	Year 2006
Opening balance	2 625	2 549	2 549
Translation differences	31	- 88	- 133
Change in hedging provision	- 29	48	8
Net income	245	188	401
Dividends	- 217	- 200	- 200
Incentive program	3	-	-
Closing balance	**2 658**	**2 497**	**2 625**

NET SALES BY MAIN MARKET

MSEK	Q 2 2007	Q 2 2006	Q 1-2 2007	Q 1-2 2006	Latest 12 months	Year 2006
Europe	678	555	1 310	1 078	2 327	2 095
America	404	368	780	769	1 498	1 487
Asia	436	391	841	777	1 605	1 541
Total	**1 518**	**1 314**	**2 931**	**2 624**	**5 430**	**5 123**

CONSOLIDATED QUARTERLY DATA

MSEK	Q 2 2007	Q 1 2007	Q 4 2006	Q 3 2006	Q 2 2006	Q 1 2006	Q 4 2005	Q 3 2005
Net sales	1 518	1 413	1 233	1 266	1 314	1 310	1 214	1 149
Costs	-1 275	-1 156	-1 045	-1 054	-1 080	-1 080	-1 008	-942
Non-recurring items	1[5]	2[5]	29[3]	7[4]	-22[3]	2[5]	-6[1]	-88[2]
Depreciation and amortisation	-69	-71	-71	-68	-71	-68	-69	-71
Operating income	175	188	146	151	141	164	131	48
Income before tax	160	172	138	130	107	150	115	34
Income after tax	119	126	119	95	78	110	75	26
Operating margin, %	11,5	13,3	11,8	11,9	10,7	12,5	10,8	4,2
Operating margin, % excl. non-recurring items	11,5	13,2	9,5	11,4	12,4	12,4	11,3	11,8

[1] bad debts/revaluation inventories

[2] write-downs fixed assets/goodwill

[3] sales of emission rights/tax costs Brazil

[4] mainly gains on sales of production equipment Brazil

[5] sales of emission rights

KEY INDICATORS

	Q 1-2 2007	Q 1-2 2006	Year 2006
Capital employed, MSEK	4 018	3 808	3 736
Return on capital employed [1], %	16,9	12,0	15,5
RoCE excluding non-recurring items [1], %	15,9	14,8	15,0
Shareholders' equity, MSEK	2 658	2 497	2 625
Return on equity [1], %	17,8	11,7	15,5
RoE excluding non-recurring items [1], %	16,3	17,1	15,7
Shareholders' equity per share, SEK	76,40	71,80	75,40
Equity/assets ratio, %	47,6	47,4	51,5
Financial net debt, MSEK	1 209	1 114	1 009
Debt/equity ratio, multiple	0,45	0,45	0,38
Interest coverage ratio, multiple	11,7	6,4	7,8
Number of employees, end of period	1 580	1 537	1 557

[1] Latest 12 months

CASH FLOW STATEMENT, SUMMARY

MSEK	Q 1-2 2007	Q 1-2 2006	Year 2006
Cash flow before change in working capital	393	313	636
Change in working capital	- 305	158	- 10
Cash flow from operations	88	471	626
Cash flow from investment activities	- 69	- 75	- 197
Cash flow from financing activities	27	- 312	- 442
Cash flow for the period	**46**	**84**	**- 13**
Liquid funds, opening balance	102	122	122
Exchange rate differences in liquid funds	3	- 9	- 7
Liquid funds, closing balance	**151**	**197**	**102**


NET SALES (MSEK)
YTD
3 500
3 000
2 500
2 000
1 500
1 000
500
0
2006
2007


OPERATING INCOME (MSEK)
YTD
400
350
300
250
200
150
100
50
0
2006
2007


EARNINGS PER SHARE (SEK)
YTD
8,00
7,00
6,00
5,00
4,00
3,00
2,00
1,00
0,00
2006
2007

REPORTING PER BUSINESS AREA

	Net sales				Operating income			
MSEK	Q 2 2007	Q 2 2006	Q 1-2 2007	Q 1-2 2006	Q 2 2007	Q 2 2006	Q 1-2 2007	Q 1-2 2006
Components	1 123	945	2 139	1 880	91	80	193	186
Consumables	395	369	792	744	82	45	151	91
Other (Hedge)					2	16	19	28
Total Group	**1 518**	**1 314**	**2 931**	**2 624**	**175**	**141**	**363**	**305**

BUSINESS AREA - COMPONENTS

MSEK	Q 2 2007	Q 2 2006	Q 1-2 2007	Q 1-2 2006	Latest 12 months	Year 2006
Net sales	1 123	945	2 139	1 880	3 932	3 673
Operating income	91	80	193	186	339	332
Operating margin, %	8,1	8,5	9,0	9,9	8,6	9,0
Assets			4 136	3 878		3 840
Liabilities			1 960	1 684		1 592
Investments	33	39	62	82	151	171
Depreciation and amortisation	55	53	108	105	221	218
Write-downs	1	4	1	4	- 3	-

BUSINESS AREA - CONSUMABLES

MSEK	Q 2 2007	Q 2 2006	Q 1-2 2007	Q 1-2 2006	Latest 12 months	Year 2006
Net sales	395	369	792	744	1 498	1 450
Operating income	82	45	151	91	257	197
Operating margin, %	20,8	12,2	19,1	12,2	17,2	13,6
Assets			1 407	1 348		1 214
Liabilities			520	621		443
Investments	8	11	16	23	41	48
Depreciation and amortisation	14	18	32	34	58	60
Write-downs	-	1	-	1	- 1	-

PARENT COMPANY INCOME STATEMENT

MSEK	Q 2 2007	Q 2 2006	Q 1-2 2007	Q 1-2 2006	Latest 12 months	Year 2006
Net sales	893	737	1 710	1 450	3 171	2 911
Cost of goods sold	- 763	- 565	-1 422	-1 111	-2 690	-2 379
Gross profit	130	172	288	339	481	532
Selling expenses	- 27	- 35	- 55	- 64	-114	- 123
Administrative expenses	- 32	- 33	- 62	- 54	-118	- 110
Research and development costs	- 28	- 25	- 53	- 48	-100	- 95
Other operating income	- 3	38	28	67	83	122
Other operating expenses	-	- 14	- 2	- 14	-19	- 31
Operating income	40	103	144	226	213	295
Operating margin, %	4,5	13,9	8,4	15,6	6,7	10,1
Earnings on shares in group companies	-	-	10	14	12	16
Interest income and similar items	29	51	41	53	92	104
Interest expenses and similar items	- 18	- 19	- 32	- 33	-64	- 65
Profit after financial items	51	135	163	260	253	350
Appropriations	-	52	-	102	112	214
Income before tax	51	187	163	362	365	564
Tax	- 13	- 46	- 37	- 83	-110	- 156
Net income	38	141	126	279	255	408
Depreciation and amortisation for the period	- 40	- 37	-81	-74	-158	-151

PARENT COMPANY BALANCE SHEET, SUMMARY

MSEK	30 June 2007	30 June 2006	31 Dec 2006
Intangible fixed assets	33	79	68
Tangible fixed assets	1 274	1 281	1 256
Financial fixed assets	2 111	2 286	2 120
Inventories	508	457	479
Current receivables	903	735	728
Cash and bank balances	58	33	42
Total assets	4 887	4 871	4 693
Shareholders' equity	1 486	1 611	1 603
Untaxed reserves	1 122	1 234	1 122
Interest-bearing liabilities and provisions	1 291	1 230	1 033
Non-interest-bearing liabilities and provisions	988	796	935
Total shareholders' equity and liabilities	4 887	4 871	4 693

CHANGES IN SHAREHOLDERS' EQUITY, SUMMARY

MSEK	Q 1-2 2007	Q 1-2 2006	Year 2006
Opening balance	1 603	1 434	1 434
Adjustment for revised accounting principle, 1 Jan. '06	-	50	50
Adjusted shareholders' equity	1 603	1 484	1 484
Change in hedging provision	- 29	48	8
Group contribution paid/received, net	-	-	- 97
Net income	126	279	408
Dividends	- 217	- 200	- 200
Incentive program	3	-	-
Closing balance	1 486	1 611	1 603

END